UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Angel Studios, Inc.

(Name of Issuer)

Legal status of Issuer

Corporation	Delaware	February 7, 2014
(Form)	(Jurisdiction of Incorporation/Organization)	(Date of Organization)

295 W Center St
Provo, Utah 84601
(Physical address of Issuer)

155
(Current number of employees)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 59,308,488	$ 14,221,878
Cash & Cash Equivalents	$ 24,258,513	$ 11,022,292
Accounts Receivable	$ 10,440,538	$ 1,205,520
Short-Term Debt	$ 208,373	$ 188,776
Long-Term Debt	$ 4,855,859	$ 5,064,231
Revenue/Sales	$ 122,793,064	$ 46,942,397
Cost of Goods Sold	$ 77,129,092	$ 25,542,998
Taxes Paid	$ 819,179	$ 100
Net Income	$ 17,118,611	$ 15,610

April 29, 2022

FORM C-AR

Angel Studios, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR"), is being furnished by Angel Studios, Inc., a Delaware Corporation (as used herein, "we", "us", "our", "our Company", "the Company", "VidAngel", or "Angel Studios" and similar terms include Angel Studios, Inc. and its subsidiaries, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required by the United States Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.203 et seq.) which requires that it must file a report with the Commission annually no later than 120 days after the end of the fiscal year covered by the report.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 29, 2022.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form C-AR, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," "might," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, the impact of the ongoing novel coronavirus (COVID-19) pandemic, and the impact of the war in Ukraine all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Angel Studios, Inc. is a Delaware Corporation, formed on February 7, 2014.

The Company is located at 295 W Center Street, Provo, Utah, 84601.

The Company's website is angel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Angel Studios is a non-traditional movie studio. We provide creators with the technology to create, fund, and distribute original content without the traditional overhead of a big budget movie studio. Using our technology, thousands of "Angel" investors choose which titles will be funded, created, and distributed, after which the creators and audience are able to form passionate communities around their creative projects, making the story behind the story as important as the final project itself. Angel Studios was formerly known as VidAngel and changed its name to Angel Studios in March 2021. The Company was founded in 2012, and is based in Provo, Utah.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history.

We are an early-stage company in which you may lose your entire investment. We began operations in 2013. Because we have a limited operating history, we are unable to provide investors with significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;
- Attract and maintain an adequate customer base;
- Raise additional capital as contemplated in this offering, if necessary, in the future;
- Pending and potential lawsuits threatening our ability to provide our services; and

- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;
- Increasing net losses and negative cash flows;
- Insufficient revenue or cash flow to be self-sustaining;
- An unproven business model;
- Difficulties in managing rapid growth.

We have a history of net losses, and the fact that we have earned a profit over the last two years, in no way guarantees that we will be able to maintain profitability.

We recorded net income of $15,610 in fiscal 2020 and a net loss of $1,611,154 in fiscal 2019. Prior to 2020, we recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, the value of our Common Stock would likely be materially and adversely affected.

We are dependent on our management to achieve our objectives.

Our success depends on the diligence, experience and skill of our Board and officers. Neal Harmon is our director and our Chief Executive Officer. Jeffrey Harmon is our Chief Marketing Officer. Elizabeth Ellis is our Chief Operations Officer. Patrick Reilly is our Chief Financial Officer. We have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Harmon, could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on your investment.

We entered into a Settlement Agreement pursuant to which we issued a $62.4 million promissory note, or the Note to the Studios, which requires us to pay $9.9 million over 14 years, and under certain circumstances we may be required to pay the entire balance, which could have a material adverse effect on our ability to continue business operations.

We have entered into a Settlement Agreement with the Studios under which we are party to a $62.4 million Promissory Note, which requires us to pay $9.9 million over 14 years in 56 quarterly payments of $176,785.72. Further, pursuant to the Settlement Agreement and the Note, if we are found to have violated certain conditions of the Settlement Agreement, specifically unauthorized use of copyrighted works of the Studios, we may be responsible for the unpaid balance of the Note, which will remain outstanding for 14 years from the Effective Date, all of which could have a material adverse effect on us and our ability to continue business operations. If we fail to timely make any payment due under the Note (subject to its right to pay the lesser settlement amount of $9.9 million), such failure to pay shall constitute a default. If we fail to cure the payment default within five (5) business days after a Notice of Default served by the Studios, the Studios shall be entitled to accelerate payment under the Note and foreclose as set forth in the Security Agreement/Compliance Lien, which would have a material adverse effect on our ability to continue business operations.

The Settlement Agreement includes certain terms which impose substantive limitations on our business, which could affect our ability to generate revenues and limit the growth of the Company.

Pursuant to the No Use Covenant in the Settlement Agreement, we are precluded from any actions which directly or indirectly, descramble, decrypt or otherwise reproduce, stream, transmit, publicly perform, distribute or bypass a work of the Studios or any of their affiliates, which restrictions will limit impact the Company's content offerings and its ability to attract or retain customers, which will have a material impact on the Company's ability to generate revenues. We have not previously and do not currently rely on the works of the Studios to generate revenues and any future agreement to use their content would only serve to increase revenues beyond current projections. We do not expect to reach an agreement with the Studios to use their content. Further, if we are found to have violated any of the above four times in a five-year period, we may be subject to an Enforcement Action from the Studio or Studios and as a result we may be required to pay the balance of the Note, which could have a material adverse effect on our ability to continue business operations.

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

We have experienced positive viewer and customer growth since launching our original content in December 2016. Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices and a quality experience for selecting and viewing TV shows and movies. Furthermore, the relative service levels, content offerings, pricing, and related features of competitors to our service may adversely impact our ability to attract and retain customers. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience, and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing expenditures, than we currently anticipate, to replace these customers with new customers.

The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We must continue to enhance and improve the performance, functionality and reliability of the systems upon which our business model is built. The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies to enhance our existing technology in order to address the varied needs of existing and new customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing, and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions, and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations and scaling our service to effectively, and reliably, handle anticipated growth in both customers and features related to our service. As we ramp up our offering, we are building out crowd-sourcing expertise in helping us select content to fund, create and distribute. If we are not able to manage the growing complexity of our business, including improving, refining, or revising our systems and operational practices related to our video operations, our business may be adversely affected.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the ease of use, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or our failure to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our Web site such as customer reviews. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various tech companies and distributors to make our service available through the television set-top boxes of such service providers. We intend to continue to broaden our capability to transmit TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices' performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward the Company and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, and cybersecurity breaches. Interruptions in these systems, or with the Internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date hackers have not had a material impact on our service or systems however this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party "cloud" computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the Internet. Problems faced by us or our third-party Web hosting, "cloud" computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third-party cloud computing services providers provide us with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have designed our software and computer systems so as to utilize data processing, storage capabilities and other services provided by such providers. Currently, we run the vast majority of our computing using such third-party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate to expectations, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network, or CDN. To the extent Internet Service Providers, or ISPs, do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently and effectively deliver our content to our customers could be adversely impacted and our business and results of operation could be adversely affected. We also utilize third party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we may experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We must comply with various international, federal and state laws and regulations related to the handling, use and protection of data, and may become subject to additional legislation in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for breach of contract, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations. With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are PCI DSS compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers' data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers' data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our customers' data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and operating results could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time. Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our web site and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our web site, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our web site. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop noninfringing technology, or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current web site, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us which would adversely affect our business operations.

We are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. We have previously been engaged in patent litigation with Clearplay. On October 12, 2017, the case was stayed until a final decision was rendered in the Disney Litigation. Pursuant to the Reorganization Plan and related Settlement Agreement, we have dropped our appeal of the judgment in the Disney Litigation, and, as a result, ClearPlay may now reassert one or more of its patent claims against us. It is possible that a portion of our working capital derived from the proceeds of this offering could be required to fund expenses in our defense of this and future legal matters. As we grow, we expect the number of litigation matters against us to increase. These matters have included copyright infringements, which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position.

We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our Class B Common Stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on many factors, among others:
- our degree of success in capturing a larger portion of the overall market for entertainment video;

- the costs of establishing or acquiring development, marketing and distribution capabilities for our filtered content;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

- the extent to which we acquire or invest in customer service, exclusive digital distribution of original content or technologies and other strategic relationships; and

- the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to the rights of our Class B Common Stock and our stockholders may experience dilution.

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service of our senior management, including our CEO and co-founder Neal Harmon, members of our executive team, other key employees, and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel, which may be disruptive to our operations.

BUSINESS

Description of the Business

Angel Studios vision is to be the home of stories that amplify light. Angel Studios is a non-traditional movie studio. We provide creators with the technology to create, fund, and distribute original content without the traditional overhead of a big budget movie studio. Through our platform, thousands of "Angel" investors choose with titles will be funded, created, and distributed, after which the creators and audience are able to form passionate communities around their creative projects, making the story behind the story as important as the final project itself.

Business Plan

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of children aged newborn to ten, they were searching for a better way to watch quality content with their kids. The Company was originally founded as a way to give viewers greater personal control over the movies and television programs they watched at home. In 2016, we launched Angel Studios, a new studio concept that gives the audience more control over what content is ultimately funded and produced. The first project launched under the new studio concept was Dry Bar Comedy. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and can be enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen, LLC, or *The Chosen*, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system. We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of sharing stories with the world that amplify light.

History of the Business

Bankruptcy Reorganization

The Company reorganized under Chapter 11 of the Bankruptcy Code, without reorganization plan becoming effective September 30, 2020. More information on this can be found in the section entitled "**Bankruptcy Proceedings**" under Item 1, of our Form 1-K filed April 30, 2021.

General Corporate Matters

On February 22, 2021, the Company amended its certificate of incorporation to change the allocation of Class A and Class B Common Stock. More information on this can be found in the section entitled **"General Corporate Matters"** under Item 1, of our Form 1-SA filed September 28, 2021.

On August 16, 2021, the Amended and Restated Stockholders Agreement was approved and adopted by holders of the Company's Class B Common Stock (the "Class B Stockholders"). More information on this can be found in the section entitled **"General Corporate Matters"** under Item 1, of our Form 1-SA filed September 28, 2021. A copy of the Amended Agreement was filed as Exhibit 3.1, of our Form 1-U filed on August 18, 2021, and is incorporated by reference into this Annual Report on Form 1-A.

On September 24, 2021, pursuant to the recommendation of the Company's Board of Directors (the "Board"), and upon receipt of the requisite stockholder consent, the Company amended its Certificate of Incorporation and Bylaws. The following is a summary of the changes made

- The Company created additional classes of Common Stock
- The Company expanded the voting powers of its classes of Common Stock
- The Company expanded the potential size of its Board or Directors and set forth certain requirements for representation of each class of Common Stock.
- The Company added a clause that, subject to certain limited exceptions, causes its common stock to automatically convert to Class C common stock in the event of a transfer or sale.
- The Company made certain other changes to the language in the Amended Certificate to ease the burden of bringing in additional capital or entering new markets for capital.
- The Company made changes to its Bylaws that clarifies certain rights of first refusal in connection with transfers of the Company's capital stock.

The foregoing is a summary of the changes made and is not intended to be a complete description of the terms of the Amended and Restated Certificate of Incorporation (the "Amended Certificate") or Bylaws, and is qualified in its entirety by the Amended Certificate and the Bylaws, filed as Exhibits 3.1 and 3.2 of our Form 1-U filed on October 6, 2021, and incorporated by reference into this Annual Report on Form 1-A.

On January 20, 2022, the Board voted to increase the size of the Board of Directors from three, to five members. The Board then appointed Stephen Oskoui to serve as a Director of the Company. The Board subsequently reduced the size of the Board of Directors to four members. The Board also appointed Patrick Reilly, the Company's Chief Financial Officer, to serve as Secretary of the Company.

Regulation Crowdfunding Offering

The Company conducted a Regulation CF offering in March 2021. More information on this can be found in the section entitled **"Regulation Crowdfunding Offering"** under Item 1, of our Form 1-SA filed September 28, 2021.

Tender Offer

On October 1, 2021, the Company launched a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock, or 431,425 shares of its Class A common stock and 517,397 shares of its Class B common stock.

2021 Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A Common Stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder.

On November 18, 2021, the Company sold 277,181 shares of its Class A Common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder.

The Company's Product and/or Services

We currently operate by offering and producing our own original content, distributing original content, consulting with content creators, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the "Angel Studios" concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from creators interested in helping us produce original content.

We have received hundreds of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We are not your typical media and entertainment company. We are guided by our "North Star" principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during years of dark and uncertainty. We believe there has never been a better time to build a different media and entertainment company that allows You to "Be part of stories that matter."

Competition

Over-the-top, or OTT, media services has been one of the fastest growing segments in the media and entertainment industry. The OTT market was valued at approximately $65 billion in 2021 and is projected to reach approximately $94 billion by 2025, according to a study conducted by PWC. The global pandemic in 2020, and the resulting shutdowns around the world, sent people to their homes, tanked theater ticket sales, and accelerated the adoption of streaming services and technology by consumers. Before the pandemic, cord cutting was already a macro trend as people cancelled their subscriptions to cable tv and began watching more movies at home rather than the theater. These dynamics are creating a highly competitive marketplace.

For more than a decade, Netflix and YouTube have represented the entirety of premium content, with a few competitors, such as Hulu, Amazon Prime, and Twitch entering the market. Since 2019, more competitors began entering the market and subscription services such as Fubo, Sling, Xumo, HBO, Disney+, Paramount+, Peacock, Apple TV+, and many others throughout the world have begun competing for a slice of the market.

Roku, Apple TV, YouTube, Amazon, and others have built systems for unifying content into a single user interface that eases the transition from traditional media services. To differentiate their service from competitors, and to attract new subscribers, these companies are heavily investing in original content, with more than $220 billion invested in 2020 alone. Competition among the largest players has increased substantially over the last several years and viewers are making choices on how many subscriptions they are willing to pay at once. The PWC study mentions, "We may be moving into a new phase of streaming growth—one that is more measured, more focused on improving the experience of customers, and more intent on retaining and creating value from the immense subscriber bases that have materialized."

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities.

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental/regulatory approval or compliance.

Litigation

In 2014, we responded to a contention by ClearPlay that we (VidAngel) infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending *inter partes* review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay's patents. We were not party to or involved in the USPTO's review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties' rights to reassert any or all claims later. In July and August 2015, many of ClearPlay's patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay's other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO's rulings, ClearPlay appealed some of the USPTO's invalidity decisions to the United States Court of Appeals for the Federal Circuit. The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016. We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order. ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us. On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion. On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order. Magistrate Judge Wells granted ClearPlay's motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, Clearplay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the Trustee filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety. On October 21, 2020, the Bankruptcy Court issued an order converting the Trustee's objection to

Clearplay's claim in the Bankruptcy case to an adversary proceeding. The case was transferred to the United States District Court for the Central District of Utah.

On April 20, 2021, the court lifted the stay as the final decision in the Disney Litigation had been determined and we were no longer in bankruptcy. On November 4, 2021, we informed the court that we sold VidAngel and VidAngel Entertainment is the successor. On January 14, 2022, ClearPlay filed a response stating Angel Studios and VidAngel Entertainment are liable for past infringement as they are the successor to VidAngel. The Court has not yet addressed this issue.

On December 20, 2021 we served non-infringement and invalidity contentions concerning the patents asserted in this case on . On January 7, 2022, ClearPlay filed a motion seeking to add additional causes of action under the Digital Millennium Copyright Act and Utah state law for alleged tortious interference, which we opposed on February 4, 2022. The motion is currently pending. We continue to pursue, contest, and defend this case vigorously, but as a result of the stays that have been entered in this case, the case remains in its early stages.

Other

The Company's principal address is 295 W Center Street, Provo, Utah 84601.

The Company conducts business in Utah.

Wholly Owned Subsidiaries

We created VAS Portal, LLC, a wholly-owned subsidiary, in 2018. We subsequently loaned VAS Portal, LLC $100,000 in the form of a promissory note, with interest at 2.89%, and due in full on January 2, 2020. The promissory note was subsequently amended to change the maturity date to June 30, 2021. This note was paid in full during 2021.

On January 2, 2019, we sold VAS Portal, LLC to Harmon Ventures, LLC, which is owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, for $1. The Company entered into a call option agreement with the related party that gives the Company the right to purchase all of the membership interest of VAS Portal, LLC for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the Bankruptcy proceeding and ending one year following the latest to occur of the foregoing. As part of the transaction, VAS Portal, LLC, entered into a Services Agreement with us to provide technology services related to the creation of a website and other assets for VAS Portal, LLC.

On September 28, 2020, we exercised our call option to purchase all of the membership interest of VAS Portal, LLC., from Harmon Ventures, LLC, however, we learned in 2021 that the transaction was not approved by the Financial Industry Regulation Authority, or FINRA, due to the fact that we were unable to provide them with all requested data on the beneficial ownership of the entities that owned significant stakes in Angel Studios, and as such we currently have no ownership over VAS Portal, LLC.

On February 20, 2020, we sold assets related to work done to establish a regulated broker-dealer to Harmon Ventures, LLC. The assets were sold in a transaction negotiated and approved by the trustee appointed in our Bankruptcy Case. On September 28, 2020, we purchased all of the membership interest in Studio Brokerage, LLC. The entity had no operations through December 31, 2021.

We created Skip TV Holdings, LLC., a wholly-owned subsidiary, on September 15, 2020. The assets related to our content filtering business were all transferred and assigned to Skip TV Holdings, LLC. as part of our Reorganization Plan. All related assets and liabilities of Skip TV Holdings, LLC was sold to a third party in March 2021.

We created VidAngel Studios, LLC., a wholly-owned subsidiary, on September 15, 2020. Any assets not related to our content filtering business were transferred and assigned to VidAngel Studios, LLC. as part of our Reorganization Plan.

We created Angel Studios OF I, LLC., a wholly-owned subsidiary, on July 14, 2021. This entity was formed to purchase a fifty percent interest in the building and entity we lease our corporate office space in Provo, UT. This purchase took place in July 2021.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past (3) years and their educational background and qualifications.

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	44	October 2013	n/a
Elizabeth Ellis	Chief of Operations	45	June 2015	n/a
Jeffrey Harmon*	Chief Content Officer	39	October 2013	n/a
Patrick Reilly	Chief Financial Officer	41	March 2014	n/a
Paul Ahlstrom	Director	58	February 2014	n/a
Dalton Wright	Director	41	February 2014	n/a
Stephen Oskoui	Director	42	January 2022	n/a

*Neal Harmon and Jeffrey Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer, Director. Neal has served as our Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers. Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master's degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Chief Content Officer. Jeffrey is a co-founder and our Chief Content Officer. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Elizabeth Ellis, Chief of Operations. Liz Ellis is our Chief of Operations. Her duties include overseeing all operating, distribution, domestic and international operations, public relations, and human resources. She is an ICF Professional Certified Coach, and a Gallup-Certified Strengths Coach. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Chief Financial Officer. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Patrick is a seasoned veteran of tech startups. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties. From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company. Patrick graduated from the University of Utah with his M.B.A in 2020 and holds a B.S. in Business Administration from Utah Valley University.

Paul Ahlstrom, Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business's products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey, SendMi, Convert.com and Jott. Paul is the author of the popular book related to business startups, *Nail It Then Scale It*, and received his B.A. in Communications from Brigham Young University.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

Stephen Oskoui, Director. Stephen joined as our director in 2022. Stephen is Cofounder and Managing Partner of Gigafund. Before cofounding Gigafund, Stephen was a Venture Partner at Founders Fund. Prior to that, Stephen was Founder and CEO of Smiley Media. In his role as Managing Partner of Gigafund, Stephen has made significant investments in SpaceX, Neuralink, and the Boring Company. He is a board member at Bloom Institute of Technology, Veryable, Sana Benefits, Sunroom Rentals, Othram, and Cover, as well as a board observer at Luminous Computing and Last Energy.

Employees

As of December 31, 2021, we employed 119 persons full time and 2 persons part time. None of our employees are covered by a collective bargaining agreement.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following securities:

Class of Security	Class F Common	Class A Common	Class B Common	Class C Common
Authorized Shares	15,500,000	27,500,000	4,000,000	38,000,000
Issued & Outstanding	0	20,870,590	3,349,017	508,420
Votes per Share	5	5	55	1

Ownership

The following table sets forth the name and ownership level of each person, as of the most recent practical date, who is the beneficial owner of 20 percent or more of any class of the issuer's outstanding equity securities, as of December 31, 2021.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A Common Stock	Harmon Ventures, LLC 295 W Center St Provo, UT 84601	8,886,464 shares	42.64%
Class C Common Stock	Chosen, LLC 4 S. 2600 W., Suite 5 Hurricane, UT 84737	456,364 shares	89.76%

As of December 31, 2021, Harmon Ventures owned 35.98% of our total outstanding shares of capital stock, and Chosen, LLC owned 1.85% of our total outstanding shares of capital stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

You should read the following information together with our financial statements and related notes appearing in Exhibit A of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Results of Operations

The following represents our performance highlights:

| | | For the Year Ended December 31, | | | | Change | |
		2021		2020		2021 vs. 2020	
Revenues:							
Revenues	$	122,793,064	$	46,942,397	$	75,850,667	162%
Operating Expenses:							
Cost of revenues	$	77,129,092	$	25,542,998	$	51,586,094	202%
Sales and marketing		15,940,749		8,643,129		7,297,620	84%
General and administrative		11,770,089		3,754,605		8,015,484	213%
Research and development		4,939,002		2,202,012		2,736,990	124%
Write-down of digital assets		2,737,658		-		2,737,658	100%
Settlement from litigation and legal expenses		585,444		6,611,305		(6,025,861)	-91%
Total Operating Expenses:	$	113,102,034	$	46,754,049	$	66,347,985	142%

Revenues

Our primary source of revenue is the sale of digital and physical products related to content we either produce ourselves or distribute for third parties. In 2021, the significant increase in revenues was due to the sale of licensed content related to The Chosen. We saw a significant increase in sales of both digital and physical products related to

The Chosen. The sale of licensed content related to The Chosen accounted for more than 94.5% of our total revenue in FY 2021.

Our content filtering service was sold as a monthly subscription and launched June 13, 2017. At release, all new customers were given a 30-day free trial of the service. In 2020 and 2021, we charged a monthly subscription fee of $1.99 - $14.99 for the service. All licensed content was made available to customers who subscribed to the service. This subscription service was discontinued with the sale of the filtering business in March 2021. Revenues related to this service are represented above as Subscription Revenues.

Our cost of revenues increased significantly in 2021 as the increased revenues resulted in greater licensing and royalty costs, higher website hosting and server related expenses, higher cost of goods sold on merchandise, and higher transaction processing costs.

A one-time expense of $5,297,359 was booked in 2020 relating to the settlement agreement agreed to as part of our Reorganization Plan and associated settlement agreement with the Plaintiffs. Additional legal expenses were incurred in early efforts to reorganize that helped establish the justification and framework for the eventual outcome. No similar costs were booked in 2021.

Higher general and administrative costs were related to the increased support staff necessary to manage the increase in revenues, while higher research and development costs were due to the addition of headcount necessary to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers and partners.

The increase in sales and marketing expense was primarily due to an increase in advertising costs.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

| | For the Year Ended December 31, | | Change | |
	2021	2020	2021 vs. 2020	
Cash and cash equivalents	$ 24,258,513	$ 11,022,292	$ 13,236,221	120%
Accrued settlement costs	5,064,232	5,253,007	(188,775)	-4%

Cash and cash equivalents increased $13.24 million in the twelve months ended December 31, 2021, primarily due to an increase in sales. The increase in cash and cash equivalents was also due to net proceeds received from the sale of our Class A and Class B Common Stock, offset by the cost to repurchase shares of common stock in a tender offer the Company made to its stockholders.

Regulation CF Offering

On March 18, 2021, the Company commenced an offering pursuant to Regulation CF of the Securities Act of 1933, as amended (the "Regulation CF Transaction"). The Company sold 561,797 shares of our Class B Common Stock at a price of $8.90 per share. The Regulation CF Transaction was conducted through VAS Portal, LLC (the "Intermediary"). The Intermediary received 5% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $4,611,328 of net proceeds from the Offering.

Tender Offer

On October 1, 2021, the Company commenced a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock for a total of $8,444,516 in cash.

Secondary Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A Common Stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares.

On November 18, 2021, the Company sold 277,181 shares of its Class A Common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares.

To date, we have funded our operations through private and public offerings of common stock. As of December 31, 2021, we had cash on hand of $24,258,513. We have an outstanding, non-interest-bearing promissory note in the amount of $9,016,072, payable over fifty-one (51) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this note as of December 31, 2021, was $208,373, and the long-term obligation is $4,855,859. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have commitments for additional capital funds.

COVID-19 Pandemic

The COVID-19 pandemic and resulting global disruptions have affected our business in various ways.

- We restarted the filming of our Dry Bar Comedy Live performances at the end of 2020. We are following all local government and health department rules and regulations to increase the level of safety for both our employees and customers. As we typically film shows up to 6-months in advance of release, incurring expenses related to their production up-front, the cancellations related to the pandemic are not expected to impact our ability to deliver new episodes of Dry Bar Comedy moving forward.

- Season 2 of The Chosen was released in April 2021. The number of people who have viewed an episode continues to increase significantly, with the majority of all episodes watched having occurred after the outbreak was officially characterized a pandemic by the World Health Organization. Initially, we believe that a combination of quarantine measures and lower digital advertising costs, helped lead to a significant increase in sales, but these effects were short lived, and we don't expect the end of the pandemic to have an effect on sales in the future.

The full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on a number of factors that we do not control and may not be able to accurately predict. We will continue to assess the situation as it progresses and take any action required by federal, state, or local authorities under the law, or that we determine is in the best interests of our employees, customers, and stockholders.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Our business currently generates a significant portion of our total revenue from distribution activities related to our agreement with The Chosen, LLC. ("The Chosen"). The associated Video-On-Demand and Subscription Video-On-Demand License Agreement between Angel Studios, Inc. (formerly VidAngel, Inc.) and The Chosen (the "Chosen Agreement"), attached as Exhibit 6.2 of this Annual Report on Form 1-K, and incorporated by reference, outlines the current contractual arrangement between the parties.

We expect the revenue from distribution activities related to the Chosen Agreement to account for a large percentage of our revenue for the near future. While we are working with several new creators on new and exciting projects, there is no guarantee that we will be able to earn as much revenue from these projects as we do from The Chosen. If we are unable to successfully monetize other projects besides The Chosen, this may have a material adverse impact on our business, results of operations, and financial condition.

Furthermore, our ability to monetize the content we distribute is heavily reliant on factors currently outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, it may have a material adverse impact on our business, results of operations, and financial condition.

Restrictions on Transfer

Holders of our Class B Common Stock are subject to the restrictions on transfer set forth in our Stockholders Agreement. Under the terms of our Stockholders Agreement, the transfer of Class B Common Stock will be subject to a right of first refusal exercisable by the Company. The Company also has the right to assign its right of first refusal to another party. Prior to any transfer or proposed transfer of shares, the transferring shareholder, or the Seller, is required to give written notice to us of such proposed transfer.

Furthermore, any Securities sold pursuant to Regulation CF being offered may not be transferred by any holder of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the holder of such securities or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the holder of such securities or the equivalent, or in connection with the death or divorce of the holder of such securities or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Affiliated Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company, any person who is the beneficial owner of 10% or more of the Company's outstanding equity securities, and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Promotion and Marketing Services Agreement with Harmon Brothers, LLC.

We entered into a "Promotion and Marketing Services Agreement" (the "HB Marketing Agreement") with Harmon Brothers, LLC (or "HB") dated July 23, 2021. Neal Harmon and Jeffrey Harmon own a majority interest in HB.

HB is in the business of providing Internet-based and multi-media promotion and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns. In exchange for the promotion and marketing services provided by HB, we paid $239,275 to HB in 2021.

Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors. The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

Other Transactions

We are permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of us acts in good faith and in a manner reasonably believed to be in or not opposed to our best interest and/or those of our stockholder's. We did not have any outstanding loans or loan guarantees with any related party as of December 31, 2021.

On April 14, 2022, we entered into a promissory note (the "Note") with our Chief Financial Officer, Patrick Reilly, in the amount of $142,113 which is secured by shares of his Class A common stock. The maturity date on the Note is July 14, 2022. Interest on the Note will be calculated based on an annual rate of 5%, however if the Note is repaid in full before the maturity date, any interest due will be waived.

OTHER INFORMATION

Bad Actor Disclosure

We are not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 29, 2022.

Angel Studios, Inc.

By: /s/ Neal S. Harmon
Name: Neal S. Harmon
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal S. Harmon Neal S. Harmon	Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2022
/s/ Patrick Reilly Patrick Reilly	Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2022
/s/ Dalton Wright Dalton Wright	Director	April 29, 2022
/s/ Paul Ahlstrom Paul Ahlstrom	Director	April 29, 2022

EXHIBITS

Exhibit A. Audited Financial Statements



ANGEL STUDIOS, INC.

Consolidated Financial Statements
As of December 31, 2021 and 2020
and For the Years Then Ended

(Together with Independent Auditors' Report)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
Angel Studios, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Angel Studios, Inc. and subsidiaries (collectively, the Company) as of December 31, 2021, and the related consolidated statement of income, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the one year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Tanner LLC

We have served as the Company's auditor since 2016.
Salt Lake City, Utah
April 29, 2022

To the Board of Directors and Management of
Angel Studios, Inc.

We have audited the accompanying consolidated financial statements of Angel Studios, Inc. and subsidiaries (collectively, the Company), which comprise the consolidated balance sheet as of December 31, 2020, the related consolidated statement of income, stockholders' deficit, and cash flows for the year then ended, and the related notes to consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, and the consolidated results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC
Salt Lake City, Utah
April 30, 2021

Notes to Consolidated Financial Statements

As of December 31,

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 24,258,513	$ 11,022,292
Accounts receivable	10,440,538	1,205,520
Physical media inventory	1,869,913	785,888
Movie asset	-	40,000
Notes receivable, current	1,357,117	80,000
Prepaid expenses and other	3,706,963	582,399
Total current assets	41,633,044	13,716,099
Certificate of deposit	152,273	151,134
Property and equipment, net	714,307	165,412
Content, net	798,014	-
Intangibles, net	2,133,089	-
Digital assets, net	7,912,238	-
Investments in affiliates	957,811	-
Notes receivable, net of current portion	4,962,617	131,818
Other long-term assets	45,095	57,415
Total assets	$ 59,308,488	$ 14,221,878
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 1,266,833	$ 4,203,585
Accrued expenses	16,484,098	1,039,112
Deferred revenue	1,682,116	5,481,762
Current portion of accrued settlement costs	208,373	188,776
Total current liabilities	19,641,420	10,913,235
Accrued settlement costs, net of current portion	4,855,859	5,064,231
Deferred income tax liabilities, net	434,946	-
Total liabilities	24,932,225	15,977,466
Commitments and contingencies		
Stockholders' equity (deficit):		
Common stock, $0.001 par value, 85,000,000 and 35,000,000 shares authorized, respectively; 24,699,664 and 21,569,311 shares issued and outstanding, respectively	24,699	21,569
Additional paid-in capital	39,538,876	13,563,758
Accumulated deficit	(5,187,312)	(15,340,915)
Total stockholders' equity (deficit)	34,376,263	(1,755,588)
Total liabilities and stockholders' equity (deficit)	$ 59,308,488	$ 14,221,878

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	For the Years Ended December 31,	
	2021	**2020**
Revenues, net	$ 122,793,064	$ 46,942,397
Operating expenses:		
Cost of revenues	77,129,092	25,542,998
Selling and marketing	15,940,749	8,643,129
General and administrative	11,770,089	3,754,605
Research and development	4,939,002	2,202,012
Write-down of digital assets	2,737,658	-
Settlement from litigation and legal expenses	585,444	6,611,305
Total operating expenses	113,102,034	46,754,049
Operating income	9,691,030	188,348
Other income (expense):		
Gain on disposal of business	8,275,272	-
Interest expense	(514,385)	(243,354)
Interest income	485,873	70,716
Total other income (expense), net	8,246,760	(172,638)
Income before income tax provision	17,937,790	15,710
Income tax provision	819,179	100
Net income	$ 17,118,611	$ 15,610
Net income per common share – basic	$ 0.755	$ 0.001
Net income per common share – diluted	$ 0.702	$ 0.001
Weighted average common shares outstanding – basic	22,671,810	21,566,260
Weighted average common shares outstanding – diluted	23,262,461	22,612,886

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

For the Years Ended December 31, 2021 and 2020

	Common Stock							
	Class A Shares	Class B Shares	Class C Shares	Class F Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2019	18,246,831	3,313,335	-	-	$ 21,560	$ 13,466,838	$ (15,356,525)	$ (1,868,127)
Stock options exercised	9,145	-	-	-	9	2,917	-	2,926
Stock-based compensation expense	-	-	-	-	-	94,003	-	94,003
Net income	-	-	-	-	-	-	15,610	15,610
Balance as of December 31, 2020	18,255,976	3,313,335	-	-	$ 21,569	$ 13,563,758	$ (15,340,915)	$ (1,755,588)
Stock options exercised	1,136,696	-	-	-	1,137	477,309	-	478,446
Issuance of Common Stock, net of issuance costs of $388,665	1,962,573	561,745	456,364	-	2,981	26,785,724	-	26,788,705
Transfer of Common Stock	(52,056)	-	52,056	-	-	-	-	-
Repurchase of Common Stock	(460,962)	(526,063)	-	-	(988)	(1,818,510)	(6,965,008)	(8,784,506)
Stock-based compensation expense	-	-	-	-	-	530,595	-	530,595
Net income	-	-	-	-	-	-	17,118,611	17,118,611
Balance as of December 31, 2021	20,842,227	3,349,017	508,420	-	$ 24,699	$ 39,538,876	$ (5,187,312)	$ 34,376,263

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31	
	2021	**2020**
Cash flows from operating activities:		
Net income	$ 17,118,611	$ 15,610
Adjustments to reconcile net income to net cash		
and cash equivalents provided by operating activities:		
Depreciation and amortization	303,706	89,754
Stock-based compensation expense	4,592,235	94,003
Investments in affiliates gain	(12,551)	-
Impairment of digital assets	2,737,658	-
Gain in disposal of business	(8,275,272)	-
Settlement from litigation	-	5,297,359
Impairment of movie asset	-	930,372
Change in deferred income taxes	434,946	-
Changes in operating assets and liabilities:		
Accounts receivable	(9,235,018)	(571,939)
Holdback receivable	-	445,000
Physical media inventory	(1,084,025)	(679,099)
Prepaid expenses and other assets	(3,139,659)	(562,242)
Content	(820,788)	-
Deposits	(5,500)	(9,500)
Note receivable	-	(104,330)
Certificate of deposit	(1,139)	75,038
Accounts payable and accrued expenses	12,508,233	3,427,800
Deferred revenue	141,993	1,400,540
Accrued settlement costs	-	(44,352)
Net cash and cash equivalents provided by operating activities	15,263,430	9,804,014
Cash flows from investing activities:		
Purchases of property and equipment	(780,435)	(219,103)
Purchases of intangible assets	(2,188,489)	-
Investments in affiliates	(945,260)	-
Issuance of note receivable	(1,660,891)	-
Repayments of note receivable	846,318	-
Disposition of business	(880,787)	-
Purchase of certificate of deposit	-	(150,000)
Net cash and cash equivalents used in investing activities	(5,609,544)	(369,103)
Cash flows from financing activities:		
Exercise of stock options	478,446	2,926
Repayment of accrued settlement costs	(188,775)	-
Issurance of common stock	12,465,834	-
Repurchase of common stock	(8,784,506)	-
Equity financing fees	(388,664)	-
Net cash and cash equivalents provided by financing activities	3,582,335	2,926
Net increase in cash and cash equivalents	13,236,221	9,437,837
Cash and cash equivalents at beginning of year	11,022,292	1,584,455
Cash and cash equivalents at end of year	$ 24,258,513	$ 11,022,292
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 518,368	$ 132,537
Cash paid for income taxes	2,350,000	100
Supplemental disclosure of noncash financing activities:		
Class C share stock issuance	$ 4,061,640	$ -

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation
The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Skip TV Holdings, LLC, (a Utah limited liability company organized on September 15, 2020 and sold in March 2021), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021) and Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019) (collectively, the Company). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company's mission is to share stories with the world that amplify light. This is done by aligning the Company's interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

The Company filed for Chapter 11 bankruptcy on October 18, 2017 and operated its business as a debtor in possession under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the court until August 28, 2019. On that date, the United States Trustee appointed George B, Hofmann to serve as a chapter 11 trustee, and an order was subsequently entered by the court approving it. On September 4, 2020, the court confirmed the Company's Joint Plan of Reorganization of Trustee and Studios which became effective on September 30, 2020. On November 17, 2020, the court issued a final decree closing the Chapter 11 bankruptcy case and discharging the trustee from his duties.

Principles of Consolidation
The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimate for the allowance for doubtful accounts receivable, estimated economic useful lives of property and equipment, the period of use for capitalized content production costs, intangible assets, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits.

To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash, restricted cash, and cash equivalents will not be impacted by adverse conditions in the financial markets.

In 2021, the Company choose to further diversify and maximize returns on cash and cash equivalents balances that are not required to maintain adequate operating liquidity. As such, the Company may invest a portion of such cash and cash equivalents in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in bitcoin under this policy as of December 31, 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. As of December 31, 2021, the Company recorded an impairment of $2,737,658 on the digital assets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2021	2020
Vendor A	59%	63%
Vendor B	17%	N/A
Vendor C	N/A	10%

No individual customers had revenues that were 10% or more of total revenues for the years ended December 31, 2021 and 2020.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2021, and 2020, these cash equivalents consisted of money market accounts.

Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer's financial position, age of the customer's receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable was $0 as of December 31, 2021 and 2020.

Physical Media Inventory
Physical media inventory consists of DVD's, Blu-ray's, books and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of December 31, 2021 and 2020.

Movie Asset
Movie asset includes DVD and Blu-Ray discs purchased by the Company for resale. The Company sold the movie asset during 2021 as part of the asset purchase agreement related to the filtering business, see Note 6, and thus wrote down the inventory as of December 31, 2020 to the amount that was movie asset was purchased for which was $40,000. The write down was $930,372 and is included in operating expenses in the consolidated statements of income as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of income over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Digital Assets

The Company holds bitcoin (a "digital asset") and accounts for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at cost, net of any impairment losses incurred since acquisition.

An analysis is performed each reporting report to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within write-down of digital assets in the consolidated statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains will not be recorded until realized upon sale(s). In determining the gain to be recognized upon sale, the Company will calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. As of December 31, 2020, the Company recorded an impairment loss to its Movie Asset of $930,372 due to a one-time write down to the estimated liquidation value of the asset. No significant write-downs occurred during 2021.

Investments in Affiliates

Investments in affiliates represent the Company's investments in a noncontrolling interest real estate joint venture. The Company's investments where the Company has significant influence, but does not control and joint ventures which are variable interest entities (VIE) in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company's ownership interest in the earnings of the VIE.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Filtering Subscription Revenue

Prior to the sale of VidAngel (see Note 6), the Company offered subscriptions to use its proprietary content filtering technology in conjunction with many of today's popular streaming services for a monthly fee. Customers subscribe for this service online through the Company's website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to its patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators licensed original content and related merchandise. Digital delivery represents streaming-based delivery of content via the Company's service. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Theatrical Release Revenue

Prior to the digital release of creators content, the Company might provide the option to pay for and watch certain content as part of a theatrical release. Revenue from these events are recognized at a point in time – when the theatrical showing actually takes place.

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company's content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company's content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company monthly reports of the Company's revenue.

The following table presents the Company's revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2021	2020
Over time revenue	$ 1,208,979	$ 5,255,176
Point in time revenue	121,584,085	41,687,221
Total revenues, net	$ 122,793,064	$ 46,942,397

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 8). The related expense is recorded in the statements of operations over the period of service.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $11,535,158 and $6,943,060 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Recent Accounting Pronouncements

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, in order to align the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. ASU 2019-02 is effective for fiscal years beginning after December 15, 2020. The Company prospectively adopted ASU 2019-02 on January 1, 2021 and as such has included all costs for producing the Dry Bar Comedy content on its consolidated balance sheets, beginning with the period of adoption.

2. Property and Equipment

Property and equipment consisted of the following as of December 31:

		2021		2020
Computer equipment	$	644,869	$	210,242
Production equipment		246,639		185,467
Leasehold improvements		238,280		119,502
Furniture and fixtures		190,801		97,465
Warehouse equipment		25,478		25,477
Computer software		73,004		19,998
		1,419,071		658,151
Less accumulated depreciation and amortization		(704,764)		(492,739)
	$	714,307	$	165,412

Depreciation and amortization expense on property and equipment for the years ended December 31, 2021 and 2020 was $225,532 and $89,754, respectively. The company wrote-off approximately $13,507 in assets that were either fully depreciated or sold as part of the VidAngel disposition.

3. Content assets

Content consisted of the following as of December 31:

		2021		2020
Content	$	820,788	$	-
Less accumulated amortization		(22,774)		-
	$	798,014	$	-

Amortization expense on content for the years ended December 31, 2021 and 2020 was $22,774 and $0, respectively.

4. Intangible assets

Intangible assets consisted of the following as of December 31:

		2021		2020
Domain names	$	2,188,489	$	-
Less accumulated amortization		(55,400)		-
	$	2,133,089	$	-

Amortization expense on intangible assets for the years ended December 31, 2021 and 2020 was $55,400 and $0, respectively.

5. Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statement of operations and an accrued settlement cost on the consolidated balance sheets for $5,297,359 as a result of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 during the year ended December 31, 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of December 31, 2021, and 2020, the outstanding balance on the consolidated balance sheets is $5,064,232 and $5,253,007, respectively.

If the Company does not have any uncured payment faults and does not default on their settlement promises during the first three years, the Company can elect to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option an additional 2 years.

The following table summarizes the scheduled maturities of the accrued settlement costs for the five years subsequent to December 31, 2021:

Year Ending December 31:		Amount
2022	$	208,373
2023		230,005
2024		253,882
2025		280,238
2026		309,331
Thereafter		3,782,403
	$	5,064,232

6. Disposition of Business

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company's content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligation under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of December 31, 2021, and 2020, the outstanding balance on the consolidated balance sheets is $5,160,950 and $0, respectively. The Company recognized a gain on the disposal of the business of $8,275,272 as follows:

Assets and liabilities sold:		
Movie inventory	$	(40,000)
Deposits		(32,915)
Fixed assets		(6,008)
Deferred revenue		3,941,639
		3,862,716
Cash paid		(880,787)
Deferred consideration as notes receivable		5,293,343
Total gain	$	8,275,272

7. Commitment and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company's financial position, results of operations and liquidity. As of April 29, 2022, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

Operating Leases

The Company has a non-cancelable office lease that matures on February 28, 2024, with monthly payments of $30,000 that escalates by 5% in March of each year, and a second non-cancelable warehouse lease that matures on July 31, 2022, with an monthly lease amount of $5,160. The future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

Year Ending December 31:		Amount
2022	$	411,120
2023		393,750
2024		66,150
	$	871,020

Rental expense under operating leases was $393,020 and $229,177 for the years ended December 31, 2021 and 2020, respectively.

8. Stock Options

The Company's 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 4,587,956, and 2,368,582 shares of Class A common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2021 and 2020, respectively. The Board of Directors determines the terms of each grant. Generally 25% of the options shall vest on the one-year anniversary of the vesting commencement date, and 1/36 of the remaining options shall vest each month and thereafter, and have a contractual life of ten (10) years. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. There are 936,101 and 76,647 shares available for grant under the Plan as of December 31, 2021 and 2020, respectively.

Stock-based compensation expense for the years ended December 31, 2021 and 2020 was $530,595 and $94,003, respectively. As of December 31, 2021 and 2020, the Company had $2,501,080 and $22,650 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 3.55 and 2.27 years, respectively. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2021 and 2020:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of January 1, 2020	1,156,583	0.44
Granted	935,700	0.32
Exercised	(9,145)	0.32
Forfeited	(43,271)	0.32
Outstanding as of December 31, 2020	2,039,867	0.39
Granted	2,069,760	5.96
Exercised	(1,108,159)	0.42
Forfeited	(709,840)	3.40
Outstanding as of December 31, 2021	2,291,628	4.47

The following summarizes information about stock options outstanding as of December 31, 2021:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
33,311	2.46	$ 0.18	33,311	$ 0.18
10,000	2.84	0.30	10,000	0.30
620,635	7.55	0.32	614,949	0.32
188,500	3.39	0.50	188,500	0.50
49,000	4.56	0.82	49,000	0.82
419,895	9.20	3.42	164,284	3.42
647,487	9.61	8.63	14,268	8.63
322,800	9.84	8.90	1,327	8.90
2,291,628	8.26	$ 4.47	1,075,639	$ 0.96

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2021	2020
Risk-free interest rate	0.49% - 1.15%	0.29%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2021 and 2020, the aggregate intrinsic value of options outstanding was $24,426,960 and $6,224,051, respectively. As of December 31, 2021 and 2020, the aggregate intrinsic value of options exercisable was $15,328,123 and $5,573,786, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

9. Common Stock

The Company has authorized capital stock consisting of 85,000,000 shares of common stock, par value $0.001 per share, or common stock, of which 27,500,000 shares have been designated as Class A Common Stock, 4,000,000 have been designated as Class B Common Stock, 38,000,000 have been designated as Class C Common Stock, and 15,500,000 have been designated as Class F Common Stock (collectively, Common Stock).

Voting Rights

The holders of each type of common stock shall vote together as a single class. Each outstanding share of Class A Common Stock and Class F Common Stock shall be entitled to five (5) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall be entitled to fifty-five (55) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class C Common Stock shall be entitled to 1 (one) vote on each matter to be voted on by the stockholders of the Company.

Liquidation Rights

The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends

Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available, therefore.

Identical Rights

Holders of Common Stock shall have the same rights and privileges and rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

Voluntary and Automatic Conversion into Class C Common Stock

Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall be convertible into one share of Class C Common Stock at the option of the holder at any time. Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall automatically convert into one share of Class C Common Stock upon certain criteria as defined in the amended and restated certification of incorporation.

Income per Share
The following table represents the Company's income per share for the years ending December 31:

		2021		2020
Numerator:				
Net income	$	17,118,611	$	15,610
Denominator:				
Weighted average basic shares outstanding		22,671,810		21,566,260
Effect of dilutive shares		590,651		1,046,626
Weighted average diluted shares		23,262,461		22,612,886
Basic earnings per share	$	0.755	$	0.001
Diluted earning per share	$	0.702	$	0.001

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

10. Related-Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company's officers and stockholders. During the years ended December 31, 2021 and 2020, the Company incurred expenses of $276,775 and $0, respectively, to the related party for marketing services.

As of December 31, 2021 and 2020, the Company had a note receivable to an entity owned by one of the Company's officers and stockholders of approximately $0 and $100,000, respectively. During the years ended December 31, 2021 and 2020, the Company also recognized revenue of $90,000 and $0 from this entity for general and administrative services during the year.

On January 2, 2019, the Company sold its wholly owned subsidiary VAS Portal, LLC to a related party for $1. On September 28, 2020, the Company exercised its option to repurchase VAS Portal, LLC from the related party for $1, however, that transaction was not approved by the Financial Industry Regulation Authority, or FINRA. This entity is not consolidated with the Company as of December 31, 2021 and 2020. During 2021, as part of the issuance of Common Stock, the Company paid $250,000 in issuance costs to this related party.

On February 20, 2020, the Company sold assets, related to its work on establishing a regulated broker-dealer, to a related party. The assets were sold in a transaction approved by the bankruptcy court and negotiated by the bankruptcy trustee. On September 28, 2020, the Company purchased one hundred percent (100%) of the ownership interest in Studio Brokerage, LLC from a related party. The entity that was purchased had no operations during the year ended December 31, 2021 and 2020.

In July 2021, the Company purchased a 50% interest in the entity that owns the building it leases its office space from. Lease payments made during the period of related party ownership was $150,000 for the year ended December 31, 2021.

11.   Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2021	2020
Federal income tax at statutory rates	$ 3,766,936	$ 3,299
State income tax at statutory rates	718,762	4,041
Change in valuation allowance	(3,759,340)	(25,238)
Other	92,821	17,998
	$ 819,179	$ 100

Significant components of the Company's net deferred income tax assets (liabilities) are as follows as of December 31:

	2021	2020
Net operating loss carryforwards	$ -	$ 1,486,851
Depreciation and amortization	(117,969)	43,136
Accrual to cash adjustments	-	2,209,778
Accruals and reserves	155,009	19,575
Deferred gain on sale	(1,153,950)	-
Digital asset impairment	681,964	-
Valuation allowance	-	(3,759,340)
	$ (434,946)	$ -

As of December 31, 2021, the Company has no net operating loss (NOL) carryforwards available to offset future taxable income. The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

12. Subsequent Events

Subsequent events have been evaluated through April 29, 2022, which is the date the consolidated financial statements were available to be issued. There are no subsequent events requiring disclosure. During 2022, the Company entered into a promissory note with a member of management in the amount of $142,113 which is secured by his Class A Common Shares in the Company. The maturity on the note is July 14, 2022. Interest on the note will be calculated based on an annual rate of 5%, however if the note is repaid in full before the maturity date, any interest due will be waived.